

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

      Re: Arrived Homes, LLC
         Post Qualification Amendment on Form 1-A
         Filed July 28, 2021
         File No. 024-11325

Dear Mr. Frazier:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

Post Qualification Amendment on Form 1-A

General

1. We note that that the term of at least one series offering will commence within two calendar days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification.

2. Please reconcile your revised disclosure in response to comment 1 that you intend that a fully executed subscription agreement for any particular investor in a series offering will

be accepted or rejected by the manager within 15 days of being received by the series with your disclosure that you reserve the right to reject any subscriptions, in whole, for any or no reason, and to withdraw any offering at any time prior to a closing. Also, clarify the circumstances where a subscription agreement would not be accepted or rejected within 15 days.

 Please contact Ruairi Regan at 202-551-3269 or Jonathan Burr at 202-551-5833 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostum, Esq.